Golden Boy, LLC.
(the "Company")
a New Mexico Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS


INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Golden Boy, LLC. Management

We have reviewed the accompanying financial statements of Golden Boy, LLC. (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
Jul 9, 2025

GOLDEN BOY, LLC
BALANCE SHEET

	2024 (USD)	2023 (USD)
ASSETS		
Current Assets		
Cash and Cash Equivalents	10,418	10,418
Total	**10,418**	**10,418**
Total Assets	**10,418**	**10,418**
LIABILITIES AND EQUITY		
Equity		
Retained Earnings	(395,425)	(395,425)
Shareholder's Balance	405,843	405,843
Total	**10,418**	**10,418**
Total Liabilities and Equity	**10,418**	**10,418**

See Accompanying Notes to these Unaudited Financial Statements

GOLDEN BOY, LLC
STATEMENT OF OPERATIONS

	2024 (USD)	2023 (USD)
Gross Profit / (Loss)	**-**	**-**
Other Income	-	-
Operating Profit / (Loss)	**-**	**-**
Finance costs	-	-
Profit / (Loss) Before Income Tax	**-**	**-**
Income Tax Expense	-	-
Profit/Loss from continuing operations	-	-
Profit/Loss from Discontinued operations	-	-
Profit / (Loss) for the period	**-**	**-**
Other Comprehensive Income		
Total comprehensive income for the period	**-**	**-**

See Accompanying Notes to these Unaudited Financial Statements

GOLDEN BOY, LLC
STATEMENT OF MEMBER EQUITY

| | Members' Capital | | Retained Earnings | Total Members' |
	Units	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/23	-	405,843	(395,425)	10,418
Contribution	-	-	-	-
Distribution	-	-	-	-
Prior Period Adjustment	-	-	-	-
Net income (loss)	-	-	-	-
Ending balance at 12/31/23	-	405,843	(395,425)	10,418
SAFE	-	-	-	-
Contribution	-	-	-	-
Distribution	-	-	-	
Net income (loss)	-	-	-	-
Ending balance at 12/31/24	-	405,843	(395,425)	10,418

See Accompanying Notes to these Unaudited Financial Statements

GOLDEN BOY, LLC
STATEMENT OF CASH FLOWS

	2024 (USD)	2023 (USD)
Cash flows from operating activities		
Profit before tax for the year	-	-
Adjustments for		
Depreciation of Property, Plant and Equipment	-	-
Amortisation of Intangible assets	-	-
Net cash flows from operating activities		
Cash flows from Investing activities		
Net cash outflow/Inflow from Investing activities		
Cash flows from financing activities		
Net cash outflow/Inflow from financing activities		
Net Increase/(decrease) in cash		
Cash and cash equivalents at the beginning of the year	-	-
Cash and cash equivalents at the end of the year		

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Golden Boy, LLC ("the Company") was formed in New Mexico on February 11th, 2019. The Company was created for the sole purpose of producing the film titled "We Could Be Heroes". The Company's headquarters is in Las Cruces, New Mexico. The Company's customers will be located in the United States. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $10,418 in cash as of December 31, 2024 and December 31, 2023.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred. However, there were no costs during 2023 and 2024.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses. However, there were no expenses during 2023 and 2024.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The company does not make use of any form of loans, convertible notes or SAFE notes.

NOTE 6 – EQUITY

The company is a Single Member LLC. It does, however, have eighteen (18) investors. These investments amounted to $405,843 during 2022. No additional membership units were granted.

Members' Percentage Interests: Each member's ownership percentage is determined based on their capital account balance as a proportion of the total capital accounts of all members, as defined in the Company's operating agreement.

Voting Rights: Unless otherwise provided by the operating agreement or applicable law, members vote in proportion to their respective ownership percentages. A majority vote is defined as the approval of members holding more than 50% of the total voting power.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through Jul 9, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.